Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
August 14, 2008
Via EDGAR
Mr. John Cannarella
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 28, 2008 and
Schedule 14A filed April 30, 2008
Dear Mr. Cannarella:
     We note the receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempt company, of the response letter (the “Response Letter”) dated August 12, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the August 8, 2008 letter of the Company with respect to July 31, 2008 comment letter of the Commission with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2007 filed on February 28, 2008 (the “Form 10-K”) and Schedule 14A filed on April 30, 2008 (“Schedule 14A”).
     To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.
     Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.
Form 10-K for Fiscal Year Ended December 31, 2007
Note 7 Investments in Unconsolidated Affiliates
1.	We note your response to comment three of our letter dated July 31, 2008. Please tell us the name of the investees and percentage ownership of your interests in these investments. If your ownership interest in any of the investees is less than 20% or greater than 50%, please clarify why you account for such investments under the equity method.

We note your disclosure on page 78 which indicates a net loss of $61.4 million for the year ended December 31, 2007 from the portion of your long-term investments comprised of your actively managed funds inclusive of substantial gains from sales of your marketable equity securities. We further note that your long-term investments relate to overseas funds accounted for under the equity method. For each period presented, please tell us the amount of your pro rata earnings or losses recorded of your equity method investments. In doing so, please clarify how you determined that the losses associated with your equity method investments were not material in relation to your results of operations for each period presented. Refer to paragraph 20(d) of APB 18.
     Attached as Exhibit A is a list of the names of the investees and the Company’s ownership percentage of each of the overseas funds (collectively, the “Funds,” and each, a “Fund”) that the Company accounts for under the equity method, as of each of December 31, 2005, 2006 and 2007, as well as the carrying value and the gains and losses recorded under the equity method during each of the years ended December 31, 2005, 2006 and 2007. The Company has also included the amount of gains and losses realized on marketable equity securities accounted for in accordance with SFAS 115, in order to reconcile back to the amount disclosed as (Losses) gains on marketable and non-marketable securities, net, in the Investment Income table included in Footnote 16 of “Item 8. Financial Statements and Supplementary Data” in the Form 10-K. Collectively, these amounts are the gains and losses that the Company considers to be related to their actively managed portfolio of short-term and long-term investments.
Why the Company Accounts for the Funds Under the Equity Method of Accounting
     In EITF 03-16, “Accounting for Investments in Limited Liability Companies,” the EITF reached a consensus that:
An investment in an Limited Liability Company (LLC) that maintains a “specific ownership account” for each investor-similar to a partnership capital account structure-should be viewed as similar to an investment in a limited partnership for purposes of determining whether a noncontrolling investment in an LLC should be accounted for using the cost method or the equity method. Therefore, the provisions of SOP 78-9 and related guidance, including Topic D-46, also apply to such LLCs. A Task Force member observed that specific ownership account structures may be present in other forms of organization. Although the Task Force did not consider any other characteristics of other organizational forms that might be relevant in determining whether to apply the equity method, some Task Force members have indicated that it may be appropriate to analogize to the guidance in this Issue for other entities with specific ownership account structures.
     Although the legal structures of these Funds vary by Fund, they are all similar to that of an LLC, in that the investors have limited liability. The Funds also maintain a specific ownership account structure (similar to that of a partnership account structure). Accordingly, the Company has applied the guidance in EITF Topic D-46 and SOP 78-9.
     The Emerging Issues Task Force (“EITF”) provided a discussion in EITF Topic D-46, “Accounting for Limited Partnership Investments,” which states that the U.S. Securities and Exchange Commission’s (“SEC”) position is that “investments in all limited partnerships should be accounted for pursuant to paragraph 8 of AICPA Statement of Position (SOP) 78-9, “Accounting for Investments in Real Estate Ventures.”” Paragraph 8 of SOP 78-9 reads as follows:

The division believes that the accounting recommendations for use of the equity method of accounting for investments in general partnerships are generally appropriate for accounting by limited partners for their investments in limited partnerships. A limited partner’s interest may be so minor that the limited partner may have virtually no influence over partnership operating and financial policies. Such a limited partner is, in substance, in the same position with respect to the investment as an investor that owns a minor common stock interest in a corporation, and, accordingly, accounting for the investment using the cost method may be appropriate. Under the cost method, income recognized by the investor is limited to distributions received, except that distributions that exceed the investor’s share of earnings after the date of the investment are applied to reduce the carrying value of the investment.
     As highlighted in EITF D-46, the SEC staff indicated that they understand that practice has generally viewed investments of more than 3 to 5 percent to be more than minor. Therefore, the equity method of accounting for investments in limited partnerships is appropriate to the extent that the portion of the investment that a registrant holds is greater than 3 to 5 percent.
     While the Company’s ownership percentage in some of the Funds is less than 3%, the Company concluded that based on various rights it was entitled to as a “shareholder” it did not feel that its influence over partnership operations were “so minor as to have virtually no influence,” which would be the threshold required in order to prevent accounting for the investment in the individual Funds under the equity method. Some of the rights the Company was entitled to as a “shareholder” include the right to call for a total redemption (winding up) of a class of shares of the Fund, to elect or replace directors, to amend the maximum number of terms directors are able to serve, to appoint and approve auditors, to call, attend and vote at special meetings, and various other rights. Also, please note in Exhibit A that the Company’s pro-rata share of earnings for the Funds of which it has less than 3% ownership are not significant to the Company’s results of operations for any of the periods presented.
Assessment of Further Disclosure of Losses and Other Fund Information
     Paragraph 20 of APB 18 states that, “the significance of an investment to the investee’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee.” The Company considered Rule 4-08(g) of Regulation S-X to assist in the determination of whether these investments were significant, individually or on an aggregate basis, to the Company’s financial position and results of operations. As the Company’s investment in these Funds and the Company’s proportionate share of the investees’ earnings, did not exceed 10% of the Company’s total consolidated assets or 10% of the Company’s income from continuing operations before taxes, either individually or in the aggregate for any of the periods presented, the Company did not believe that disclosure of the name of each Fund, or summarized financial statement information was necessary. Also, as noted in the footnotes to Exhibit A, the Company’s interest in three of these Funds that represent a substantial majority of the losses incurred during 2007 had been liquidated by December 31, 2007, which therefore in the Company’s view, reduced the relevance of disclosing the information discussed in 20(d) of APB 18, as the Company no longer owned these Funds. Additionally, the financial impact of the remaining Funds the Company held at December 31, 2007 did not have a material impact on the Company’s financial position or operating results through the six months ended June 30, 2008, during which the Fund investments were reduced by redemptions, to approximately $51 million (less than 0.5% of the Company’s total assets) and the impact on the Company’s operating results was less than 3.1% of income before income taxes for the six month period.

     In Note 7 Investments in Unconsolidated Affiliates, the Company did disclose (as the Company has in previously issued notes to its consolidated financial statements included on Form 10-K) certain summary financial information related to unconsolidated affiliates that the Company considered, due to the complementary operating activity performed by these affiliates to the Company’s operating activities, relevant to the discussions of the Company’s financial position and results of operations, even though in the aggregate these unconsolidated affiliates do not meet the 10% threshold provided for in Rule 4-08.
Schedule 14A
Other Named Executive Officers
2.	We note your response to comment 10 of our letter dated July 31, 2008. Please confirm that in future filings you will include disclosure stating, if true, that you do not have any targets and do not use any formulae with regard to the annual cash bonuses and long-term incentives of your “Other Named Executive Officers.”
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
3.	We note your response to comment 12 of our letter dated July 31, 2008. Please confirm that in future filings you will include similar disclosure with regard to your Chief Executive Officer’s discretionary authority to grant stock options. Further, please confirm that such disclosure will explicitly state the parameters of your Chief Executive Officer’s delegated authority in greater detail than provided in your response. Finally, if there are occasions in which your Chief Executive Officer has used such delegated authority to award a large amount of stock options or to award options to named executive officer, please disclose.
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
*      *      *
     The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at (281) 874-0035 of the Company or Arnold B. Peinado, III at (212) 530-5546 or Andrew F. Fowler at (212) 530-5246 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Bruce M. Taten
Bruce M. Taten
Vice President and General Counsel

cc:	Securities and Exchange Commission:
John Madison
Jill Davis
Mellissa Duru

Nabors Industries, Ltd.:
Eugene M. Isenberg
Bruce Koch

Milbank, Tweed, Hadley & McCloy LLP:
Charles J. Conroy
Arnold B. Peinado, III
Andrew F. Fowler

Exhibit A (amounts in ’OOOs)
Funds Accounted for Under Equity Method:

	2005			2006			2007
	%	Carrying	Gains/	%	Carrying	Gains/	%	Carrying	Gains/
	ownership	Amount @ 12/31	(Losses)	ownership	Amount @ 12/31	(Losses)	ownership	Amount @ 12/31	(Losses)
Bear Stearns Funds:
Bear Stearns High-Grade Structured Credit Strategies, ltd.	5.7%			4.8%			—
High Grade Enhanced Leverage	—			4.5%			—
Bear Stearns Asset Backed Securities Overseas, ltd	10.8%			5.7%			5.7%
Bear Stearns Emerging Markets Macro Overseas Fund, ltd	4.5%			2.5%			1.6%
Bear Stearns High Yield Fund Opportunities Fund, ltd.	44.6%			47.9%			—
Bear Stearns Mortgage Opportunity	—			—			—
Bear Systematic Equity Fund	—			35.1%			—
Newcastle Market Neutral Offshore ltd	—			14.7%			10.0%
Europe Long/Short Fund	—			—			17.0%

Subtotal Bear Stearns Funds			17,175			37,149			(98,495)

Morgan Stanley — Fund of Funds:
lnvitcta Chikara Japan Fund Limited	—			8.2%			8.2%
Everest Capital Emerging Markets, ltd.	—			less than 3%			less than 3%
Fairfield Paradigm, ltd.	—			less than 3%			—
ARN Asian Enterprise Fund Limited	—			less than 3%			less than 3%
Shepherd Investments International, ltd.	—			less than 3%			less than 3%
Aspect Diversified Fund	—			less than 3%			less than 3%
Canyon Value Realization, ltd.	—			less than 3%			less than 3%
Gracie Capital International, ltd.	—			less than 3%			less than 3%
Highbridge Asia Opportunities Fund, ltd.	—			less than 3%			less than 3%
Marathon Overseas Fund ltd.	—			less than 3%			less than 3%
Navesink Investments Limited	—			less than 3%			—
Taconic Opportunity Offshore Fund ltd	—			less than 3%			less than 3%
Gramercy Emerging Markets, ltd.	—			less than 3%			less than 3%
Threadneedle European Crescendo Fund Limited	—			less than 3%			less than 3%
OZ Asia Overseas Fund, ltd.	—			less than 3%			less than 3%
IKOS Asset Management Limited	—			less than 3%			less than 3%
AHL Alpha pic	—			less than 3%			less than 3%
Ventus Limited	—			less than 3%			less than 3%

Subtotal Morgan Stanley — Fund of Funds			—			5,532			9,016

Other Funds
Goldman Sachs Global Alpha Fund, pic	less than 3%			less than 3%			less than 3%
Goldman Sachs Global Alpha Equity Fund	—			less than 3%			less than 3%
Goldman Sachs Global Opportunity	—			less than 3%			less than 3%
Loan Opportunity Fund	—			—			less than 3%
Eastward Capital Partners IV, LP	—			less than 3%			less than 3%

Subtotal Other Funds			6,396			525			(21,584)

Subtotal — All Funds with Less Than 3% Ownership			6,396			16,005			(3,487)

Grand Total — Equity Method Funds		$215,802	$23,571		$513,269	$43,206		$235,238	$(111,063)

Gains for Managed Portfolio Accounted for by SFAS 115			$19,436			$3,054			$49,674

Net Gain (Loss) from Actively Managed Portfolio of Investments			$43,007			$46,260			$(61,389)

Consolidated Total Assets		3.0%	$7,230,407		5.6%	$9,142,303		2.3%	$10,103,382

Income from Continuing Operations Before Income Taxes		2.7%	$857,155		3.0%	$1,427,902		-9.8%	$1,135,331

Footnotes:
•	The combined losses for 3 of the funds, for which a total of $11 0.4 million in losses were recognized for accounting purposes during 2007, were realized during 2007 when we redeemed or sold our investment, or the Fund was otherwise closed.

•	For the periods presented, no individual Fund had a carrying amount or gains or losses in excess of 10% of Consolidated Total Assets or Income from Continuing Operations Before Income Taxes